United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Amendment No.  1

Under the Securities and Exchange Act of 1934

Pinnacle Data Systems, Inc.
(Name of Issuer)

Common Stock  (No Par Value)
Title of Class of Securities

723454104 (CUSIP Number)

Thomas G. Berlin
Berlin Financial,Ltd.
1325 Carnegie Ave, Cleveland,OH 44115
(216) 479.0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14,2005
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting		0
Beneficially
Owned By Each		8	Shared Voting		440,650
Reporting Person
With			9	Sole Dispositive	0

			10	Shared Dispositive	440,650

11	Aggregate Amount Beneficially owned		440,650

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 7.46%
14	Type of Reporting Person	IA, IN




Item	1.	Security and Issuer


CUSIP	723454104

Pinnacle Data Systems, Inc.
6600 Port Road
Groveport, OH 43125
Phone: 614-748-1150



Item 2. Identity and Background.

(a) The name of the reporting person is Thomas G. Berlin.

(b) The Reporting person's address is Berlin Financial, Ltd.,
1325 Carnegie Ave, Cleveland, OH 44115

(c) The Reporting Person's occupation is managing member;investment advisor;Berlin Financial,Ltd., 1325 Carnegie Ave, Cleveland, OH 44115.

(d) None

(e) None

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Capital Shares (as defined in Item 4) were purchased using funds of Berlin Capital Growth, L.P. The Reporting Person is the managing member of the General Partner of Berlin Capital Growth, L.P.

The Privately Managed Shares (as defined in Item 4) were purchased using funds of each respective account holder. The Reporting Person is the managing member of the Privately Managed Accounts.


Item 4. Purpose of Transaction.

The Reporting Person purchased certain shares (the "Capital Shares") in his capacity as the managing member of the General Partner of Berlin Capital Growth, L.P. and for the account of Berlin Capital Growth, L.P. Capital Shares were purchased and sold solely for investment purposes.

The Reporting Person purchased and sold certain shares (the "Privately Managed Shares") in his capacity as the managing member of the Privately Managed Accounts. Privately Managed Shares were purchased and sold solely for investment purposes.



Item 5.	Interest in Securities of the Issuer

(a) The aggregate amount owned by the Reporting Person is 440,650 shares or 7.46% of the outstanding shares.

(b)


				Shares			Percentage
Sole Voting Power		      0			0%
Shared Voting Power 		440,650			7.46%
Sole Dispositive Power		      0			0%
Shared Dispositive Power	440,650			7.46%

The reporting Person shares voting and dispositive power with the following clients in the following amounts: Berlin Capital Growth, L.P., 216,020 shares; Privately Managed Accounts, 224,630 shares.

The address of Berlin Capital Growth and the Privately Managed Accounts is c/o the Reporting Person. There is no proceedings required to be disclosed with respect to any person sharing beneficial ownership with the Reporting Person.


(c)	On the following dates, the Reporting Person purchased and/or sold the following numbers of shares for the prices per share set forth below.
Each such purchase or sale occurred through a customary broker transaction.


Capital Shares

BERLIN CAPITAL GROWTH LP

Date		Shares		Price/Share	Sold or Bought
12/14/2004	111500		2.88		B
12/28/2004	-2000		3.10		S
01/11/2005	-6000		3.14		S
01/13/2005	3000		2.90		B
01/20/2005	70000		2.80		B
01/20/2005	3000		2.84		B
01/24/2005	3000		2.78		B
01/25/2005	-2100		2.97		S
02/09/2005	-3000		3.10		S
03/10/2005	-3000		3.30		S
03/18/2005	1000		3.07		B
03/24/2005	4000		3.04		B
04/01/2005	300		2.98		B
04/06/2005	1000		3.02		B
04/07/2005	2000		3.00		B
04/13/2005	-300		3.20		S
06/16/2005	4000		2.74		B
07/11/2005	-3000		2.88		S
07/13/2005	16820		2.90		B
07/19/2005	-900		3.00		S
08/23/2005	3000		2.90		B
09/07/2005	500		2.87		B
09/09/2005	500		2.88		B
09/12/2005	500		2.88		B
09/20/2005	2200		2.92		B
10/12/2005	10000		2.77		B


Privately Managed Shares

Berlin Financial, Ltd. Privately Managed Accounts (Culmulative)

Date		Shares		Price/Share	Sold or Bought
12/21/2004	200		2.90		B
12/21/2004	8900		2.90		B
12/21/2004	900		2.90		B
02/17/2005	1100		2.95		B
02/17/2005	1000		2.90		B
02/23/2005	3000		2.97		B
02/23/2005	1000		2.97		B
02/24/2005	3400		2.95		B
02/25/2005	600		2.95		B
03/28/2005	600		3.02		B
03/28/2005	800		3.02		B
03/29/2005	100		3.02		B
03/29/2005	400		3.02		B
04/05/2005	9000		3.00		B
04/05/2005	5100		3.00		B
04/15/2005	300		3.00		B
04/27/2005	1800		3.00		B
04/29/2005	900		3.00		B
05/05/2005	3000		2.97		B
05/06/2005	2300		3.00		B
05/06/2005	2700		3.00		B
05/09/2005	400		2.94		B
05/11/2005	2600		2.94		B
05/13/2005	300		2.96		B
05/20/2005	3000		2.90		B
05/20/2005	1000		2.90		B
05/20/2005	5000		2.90		B
05/23/2005	300		2.90		B
05/24/2005	1100		2.90		B
05/24/2005	1100		2.90		B
05/24/2005	200		2.90		B
05/25/2005	3000		2.90		B
05/25/2005	3000		2.90		B
05/25/2005	250		2.90		B
05/25/2005	250		2.90		B
06/01/2005	150		2.90		B
06/01/2005	150		2.90		B
06/03/2005	150		2.90		B
06/03/2005	150		2.90		B
06/07/2005	3000		2.88		B
06/07/2005	5000		2.97		B
06/09/2005	100		2.85		B
06/10/2005	2700		2.92		B
06/14/2005	2900		2.86		B
06/14/2005	750		2.86		B
06/15/2005	500		2.82		B
06/16/2005	7500		2.80		B
06/16/2005	2500		2.80		B
06/24/2005	3000		2.71		B
06/24/2005	3100		2.71		B
06/29/2005	1500		2.70		B
07/15/2005	4000		2.90		B
07/15/2005	200		2.90		B
07/18/2005	2000		2.90		B
07/18/2005	1200		2.90		B
07/18/2005	3000		2.90		B
07/18/2005	480		2.90		B
07/18/2005	1000		2.90		B
07/19/2005	300		2.90		B
07/19/2005	-3000		3.00		S
07/20/2005	200		2.90		B
07/28/2005	1200		2.90		B
07/28/2005	400		2.90		B
08/01/2005	5000		3.00		B
08/01/2005	5000		3.00		B
08/01/2005	3000		2.91		B
08/01/2005	7000		3.00		B
08/01/2005	2800		3.10		B
08/03/2005	300		2.90		B
08/03/2005	2000		2.90		B
08/09/2005	2000		2.89		B
08/09/2005	2600		2.90		B
08/10/2005	7000		2.86		B
09/14/2005	200		2.92		B
09/20/2005	2800		2.92		B
09/22/2005	400		2.88		B
09/27/2005	500		2.88		B
09/30/2005	2000		2.90		B
10/07/2005	2500		2.90		B
10/10/2005	7100		2.87		B
10/11/2005	10000		2.82		B
10/11/2005	16900		2.82		B
10/11/2005	4000		2.82		B
10/12/2005	11300		2.73		B
10/12/2005	2500		2.75		B
10/14/2005	15000		2.64		B


d)	Not Applicable.

e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect
to the Issuer.

	The partners of Berlin Capital Growth, L.P. have the right to receive distributions of the net assets of Berlin Capital Growth, L.P. Those net assets include any proceeds from the sale of Capital Shares.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	October 14, 2005


/s/
Thomas G. Berlin